FOR IMMEDIATE RELEASE:  January 20, 2011

EQU: TSX, NYSE

Equal Energy Announces $45 Million Public Offering of Convertible Unsecured Junior Subordinated Debentures

Calgary, Alberta – (CNW – January 20, 2011) Equal Energy (“Equal” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, subject to regulatory approval, $45,000,000 aggregate principal amount of convertible unsecured junior subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture.

Proceeds from the offering will be used to retire a portion of the 8.00% convertible unsecured subordinated debentures due December 31, 2011 (the “8.00% Debentures”). Equal intends to call the 8.00% Debentures for redemption as soon as practical. The Company intends to fund the balance of the redemption cost of the 8.00% Debentures from its operating bank line.

The Debentures will bear interest from the date of issue at 6.75% per annum, payable semi-annually in arrears on March 31 and September 30 each year commencing September 30, 2011. The Debentures will have a maturity date of March 31, 2016 (the "Maturity Date").

The Debentures will be convertible at the holder's option at any time prior to the close of business on the earlier of the Maturity Date, the business day immediately preceding the date specified by Equal for redemption of the Debentures and the business day immediately preceding the date of repurchase of the Debentures pursuant to a change of control, into fully paid and non-assessable common shares ("Common Shares") of Equal at a conversion price of $9.00 per Common Share, being a conversion rate of approximately 111.1111 Common Shares for each $1,000 principal amount of Debentures.

On and after April 1, 2014 and prior to March 31, 2016, the Debentures may be redeemed by Equal, in whole or in part from time to time, on not more than 60 days and not less than 40 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

Closing of the offering is expected to occur on or about February 9, 2011. The offering is subject to receipt of normal regulatory approvals, including approval of the TSX.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. Persons absent registration or an applicable exemption from registration requirements.

For further information please contact:

Dell Chapman                                                                                                       Don Klapko
Chief Financial Officer                                                                                                          President & CEO
(403) 538-3580 or (877) 263-0262                                                                                   (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions and in particular include those statements relating to the use of proceeds for the offering and the closing date of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the receipt of all regulatory approvals for the offering; oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans, on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.